Mail Stop 4628
                                                           September 20, 2018

Ben van Beurden
Chief Executive Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
The Hague, The Netherlands, 2596 HR

       Re:    Royal Dutch Shell plc
              Form 20-F for the Fiscal Year Ended December 31, 2017 Filed March 15, 2018
              File No. 1-32575


Dear Mr. van Beurden:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Oil and Gas Information, page 38

Proved Undeveloped Reserves, page 39

1. Your discussion of the changes in proved undeveloped reserves is focused on physical locations and describes factors that "mainly" contributed to changes in proved undeveloped reserves in those areas. As a result, it is not clear that the discussion addresses all material changes in proved undeveloped reserves that occurred during the year. For example, the only revision addressed in your disclosure is the negative revision of compression volumes at Gronigen. However, disclosure on page 38 appears to suggest that higher SEC prices as of December 31, 2017 had a material impact on your proved undeveloped reserves as compared to December 31, 2016. Explain to us how your current presentation addresses the disclosure requirements of Item 1203(b) of Regulation
       S-K. As part of your response, provide us with an analysis that reconciles your beginning
 Ben van Beurden
Royal Dutch Shell plc
September 20, 2018
Page 2

       and ending proved undeveloped reserves for 2017 that shows all material changes by type of change.

2. Disclosure on page 39 indicates that "1,566 million boe PUD volumes were matured to
       PD. This included 297 million boe that were matured to PD from contingent resources through PUD as a result of project execution during the year." Expand this disclosure to reconcile the net difference of 1,269 million boe to the 519 million boe attributed to maturation in your discussion of changes in proved undeveloped reserves appearing elsewhere on this page.

Supplementary Information   Oil and Gas, page 179

Crude Oil, Natural Gas Liquids, Synthetic Crude Oil and Bitumen, page 180

3. Your discussion of changes in proved reserves indicates, in various places, that revisions and reclassifications resulted from "field performance studies and development activities." Expand your disclosure to more clearly explain what this is intended to convey, including whether this represents one factor or two. To the extent that this represents two factors, explain to us how you considered quantifying the amount attributable to each factor. See FASB ASC 932-235-50-5. Note that this comment also applies to similar discussion of changes in natural gas volumes appearing on page 184.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or me at
(202) 551-3489 with any questions.



                                                            Sincerely,

                                                            /s/ Brad Skinner

                                                            Brad Skinner
                                                            Senior Assistant
Chief Accountant
                                                            Office of Natural
Resources